                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                                TECH SQUARED INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      Tech Squared Inc.     Digital River, Inc.
                      MacUSA, Inc.          Joel A. Ronning
--------------------------------------------------------------------------------
                     (Name(s) of Person(s)Filing Statement)

                           COMMON STOCK, NO PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878302108
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


        Tech Squared Inc.                            Digital River, Inc.
 Attention: Charles E. Reese, Jr.               Attention: Robert E. Strawman
       6690 Shady Oak Road                      9625 W. 76th Street, Suite 150
  Eden Prairie, Minnesota 55344                 Eden Prairie, Minnesota 55344
          (612) 832-5622                                (612) 830-9042

           MacUSA, Inc.                                Joel A. Ronning
 Attention: Charles E. Reese, Jr.               9625 W. 76th Street, Suite 150
       6690 Shady Oak Road                      Eden Prairie, Minnesota 55344
  Eden Prairie, Minnesota 55344                         (612) 830-9042
          (612) 832-5622

 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Persons(s) Filing Statement)
                                    ---------

                                   COPIES TO:


         Louis A. Goodman, Esq.                  Michael W. Schley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP  Larkin, Hoffman, Daly & Lindgren, Ltd.
           One Beacon Street               7900 Xerxes Avenue South, Suite 1500
      Boston, Massachusetts 02108              Bloomington, Minnesota 55431
             (617) 573-4800                           (612) 896-3800

                               Michael J. Sullivan
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                         San Francisco, California 94111
                                 (415) 693-2000

     This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

                             c. / / A tender offer.

                            d. / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee
 -------------------------------------------------------------------------------
                                   Transaction
                   Valuation                             Amount of Filing Fee

                  $59,278,500*                                  $11,856**
 -------------------------------------------------------------------------------

           *Transaction Valuation has been calculated by using the sum of (1) the estimated consideration of $3,125,000 to be
                  received by Tech Squared from the sale of its
   operating assets and (2) the total value of the 2,650,000 shares of Digital River, Inc. ("Digital River") common stock, based on a price per share of $21.19 determined in accordance with Rule 0-11(a)(4), to be received by Tech Squared in the transaction described herein and in the Preliminary Proxy Statement-Prospectus on Schedule 14A incorporated herein by reference.

  **1/50th of 1% of Transaction Value, calculated in accordance with Rule 0-11.

  /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $11,856         Filing party: Tech Squared Inc.
                                ---------                     ------------------

     Form or registration no.: Preliminary 14A   Dated filed: August 10, 1999
                               ---------------               -------------------

                                  INTRODUCTION

         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3"), originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 1999, is being filed by Tech Squared Inc., a Minnesota corporation ("Tech Squared"), Digital River, Inc., a Delaware corporation ("Digital River"), MacUSA, Inc., a Minnesota corporation ("MacUSA") and Joel A. Ronning pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and the transactions contemplated thereby.

         Concurrently with the filing of this Schedule 13E-3, Tech Squared is filing with the Securities and Exchange Commission the Preliminary Proxy Statement-Prospectus, as amended (the "Preliminary Proxy Statement-Prospectus"), relating to the special meeting of Tech Squared shareholders. At the special meeting, Tech Squared shareholders will consider and vote upon the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is also the prospectus of Digital River related to the issuance of Digital River shares to Tech Squared and the distribution of such shares by Tech Squared to its shareholders pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is referenced hereto as Exhibit E, and a copy of the Plan of Liquidation and Dissolution is attached as Annex A to the Preliminary Proxy Statement-Prospectus.

         The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Preliminary Proxy Statement-Prospectus of the information required to be included in this Schedule 13E-3. The information set forth in the Preliminary Proxy Statement-Prospectus, including all annexes and exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement-Prospectus and the annexes and exhibits thereto. The Preliminary Proxy Statement-Prospectus is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement-Prospectus.

                              CROSS-REFERENCE SHEET

Rule 13e-3 Transaction     All references are to portions
Statement Item Number      of the Preliminary Proxy Statement-Prospectus
and Caption                which are incorporated herein by reference
----------------------     --------------------------------------------------
ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


 (a) . . . . . . . .       "Summary of the Proxy Statement-Prospectus -- The Companies"

 (b) . . . . . . . .       "The Special Meeting of Tech Squared Shareholders --
                           Shareholder Record Date for the Special Meeting"

 (c) . . . . . . . .       "Comparative Per Share Market Price Data"

 (d) . . . . . . . .      "Summary of the Transaction and Special Factors -- Tech
                           Squared Selected Historical Financial Data"

 (e) . . . . . . . .       Not applicable.

 (f) . . . . . . . .       Not applicable.


ITEM 2.  IDENTITY AND BACKGROUND

(a) . . . . . . .  .       *

(b) - (d) . . . . .        Exhibit 1 - "Tech Squared Annual Report on Form 10-K as
                           amended on October [  ], 1999, for the fiscal year ended
                           December 31, 1998 - Item 10 - Directors, Executive
                           Officers, Promoters and Control Persons"

(e) & (f) . . . . .        *

(g) . . . . . . . .        *

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS

(a) (1)  . . . . . .      "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of the Transaction";
                          "Intercompany Agreement and Agreements with Affiliates"

(a) (2)   . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of the Transaction";
                          "Intercompany Agreement and Agreements with Affiliates"

(b) . . . . . . . .       "Intercompany Agreement and Agreements with Affiliates";
                          "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of Transaction"

ITEM 4.  TERMS OF THE TRANSACTION.

 (a) . . . . . . . .      "Summary of the Transaction and Special Factors - Plan
                          of Liquidation and Dissolution"; "Summary of the
                          Transaction and Special Factors - Sale of Operating
                          Assets";"Summary of the Transaction and Special Factors
                          - The Acquisition

                                    4


                           Agreement"; "Summary of the Transaction and Special
                           Factors - The Liquidating Trust Agreement"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - General"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of
                           Operating Assets"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - The Acquisition
                           Agreement"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Liquidating Trust
                           Agreement"

 (b) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - The Voting Agreements"


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan
                           of Liquidation and Dissolution"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           - General"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan
                           of Liquidation and Dissolution"; "Summary of the
                           Transaction and Special Factors - the Sale of Operating
                           Assets"; "Summary of the Transaction and Special
                           Factors - The Acquisition Agreement"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           - General"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Sale of Operating
                           Assets"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Acquisition Agreement"

 (c) . . . . . . . .       None

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "The Voluntary Dissolution and
                           the Plan of Liquidation and Dissolution - Delisting and
                           Deregistration of Tech Squared Common Stock After the
                           Transaction"

 (e) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "Summary of the Transaction
                           and Special Factors - the Sale of Operating Assets";
                           "Summary of the Transaction and Special Factors - The
                           Acquisition Agreement"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - General"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - The Sale of Operating Assets"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           The Acquisition Agreement"

 (f) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"

 (g) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"

                                        5


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 (a) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - General"; "Expenses"

 (b) . . . . . . . .       "Expenses"

 (c) . . . . . . . .       Not applicable

 (d) . . . . . . . .       Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Background of the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Digital River's Reasons for
                           the Transaction"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Background of the
                           Transaction";"The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech Squared's
                           Financial Advisor"

 (c) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Tech Squared's Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "Summary of the Transaction
                           and Special Factors - Certain Material United States Federal
                           Income Tax Consequences of the Transaction"; "Summary of the
                           Transaction and Special Factors - Accounting Treatment of
                           the Exchange"; "Risk Factors - Risks Relating to the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Certain Material United States
                           Federal Income Tax Consequences of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Accounting Treatment of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"; "Comparison of Rights
                           of Holders of Tech Squared Common Stock and Digital River
                           Common Stock"

ITEM 8.  FAIRNESS OF THE TRANSACTION.

 (a) . . . . . . . .        "Summary of the Transaction and Special Factors -

                                        6

                            Recommendation of Tech Squared's Board of Directors";
                            "The Voluntary Dissolution and the Plan of Liquidation
                            and Dissolution - Digital River's Reasons for the
                            Transaction"; "The Voluntary Dissolution and the Plan of
                            Liquidation and Dissolution - Digital River's
                            Determination that the Transaction is Fair to Tech
                            Squared's Shareholders"; "The Voluntary Dissolution and
                            the Plan of Liquidation and Dissolution - Recommendation
                            of Tech Squared's Board of Directors"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Recommendation of Tech Squared's Board of
                           Directors"; "Summary of the Transaction and Special Factors
                           - Reasons for the Transaction"; "The Voluntary Dissolution
                           and the Plan of Liquidation and Dissolution - Recommendation
                           of Tech Squared's Board of Directors"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Tech Squared's Reasons for the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Opinion of Tech Squared's Financial Advisor"; Annex E -
                           "Opinion of SG Cowen Securities Corporation"; Annex F -
                           "Opinion of Arthur Andersen LLP"; Annex G - "Opinion of
                           Broadview International LLC"

 (c) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Shareholder Approval"

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Recommendation of Tech Squared's Board
                           of Directors"

 (e) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Recommendation of Tech Squared's Board
                           of Directors"

 (f) . . . . . . . .       Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

 (a) and (b) (1-3) .       "Summary of the Transaction and Special Factors -Tech
                           Squared's Financial Advisor and its Opinion"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Opinion of Tech Squared's Financial Advisor"; Annex E -
                           "Opinion of SG Cowen Securities Corporation"; Annex F -
                           "Opinion of Arthur Andersen LLP"; Annex G - "Opinion of
                           Broadview International LLC"

 (b)(4)  . . . . . .       None

 (b)(5)  . . . . . .       Summary of the Transaction and Special Factors - Tech
                           Squared's Financial Advisor and its Opinion"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Opinion of Tech Squared's Financial

                                        7

                           Advisor"; Annex E - "Opinion of SG Cowen Securities
                           Corporation"; Annex G - "Opinion of Broadview
                           International LLC"

 (b)(6)  . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Opinion of Tech Squared's Financial
                           Advisor"; Annex E - "Opinion of SG Cowen Securities
                           Corporation"; Annex F - "Opinion of Arthur Andersen
                           LLP"; Annex G - "Opinion of Broadview International
                           LLC"

 (c) . . . . . . . .       Annex E - "Opinion of SG Cowen Securities Corporation";
                           Annex F - "Opinion of Arthur Andersen LLP"; Annex G -
                           "Opinion of Broadview International LLC"

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

 (a) . . . . . . . .       "Share Ownership By Principal Shareholders, Management
                           and Directors of Tech Squared"

 (b) . . . . . . . .       "Share Ownership By Principal Shareholders, Management
                           and Directors of Tech Squared"

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES

     . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - The Voting Agreements"

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Shareholder Approval"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - The Voting Agreements"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Special Meeting of Tech Squared Shareholders -
                           Purpose of the Special Meeting"

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Dissenters' and Appraisal Rights"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           -Dissenters' and Appraisal Rights"

 (b) . . . . . . . .       None

 (c) . . . . . . . .       Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Tech
                           Squared Historical Financial Data"; "Summary of the Proxy
                           Statement-Prospectus - Comparative Per Share Data"

 (b) . . . . . . . .       Not applicable.

                                        8


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

 (a) . . . . . . . .       Not applicable.

 (b) . . . . . . . .       "The Special Meeting of Tech Squared Shareholders -
                           Proxies"; "Expenses"

ITEM 16.  ADDITIONAL INFORMATION

         The Preliminary Proxy Statement-Prospectus on Schedule 14A and the annexes and exhibits attached thereto are incorporated herein by reference

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         *


*        The Item is located in the Schedule 13e-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

                   (a) The information concerning Tech Squared Inc. set forth in "Summary of the Proxy Statement-Prospectus -- The Companies" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "The Special Meeting of Tech Squared Shareholders -- Shareholder Record Date for the Special Meeting" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) The information set forth in "Comparative Per Share Market Price Data" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors -- Tech Squared Selected Historical Financial Data" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (e) Not applicable.

                  (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This statement is filed by Tech Squared, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, as well as on behalf of Digital River, MacUSA and Mr. Joel A. Ronning, all of whom are affiliates of Tech Squared.

                  (b) - (d) For Tech Squared, its officers and directors and Mr. Ronning, see the information set forth in Exhibit 1 - "Tech Squared Annual Report on Form 10-K as amended on October [ ], 1999, for the fiscal year ended December 31, 1998 - Item 10 - Directors, Executive Officers, Promoters and Control Persons" of the Preliminary Proxy Statement-Prospectus which is incorporated herein by reference.

                  For information concerning Digital River and its officers, see the information set forth in Exhibit A to this Schedule 13e-3, which contains an excerpt from Digital River's Annual Report on Form 10-K filed on March 3, 1999, for the fiscal year ended December 31, 1998, incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3. For information concerning Digital River and its directors, see the information set forth in Exhibit B to this Schedule 13e- 3, which contains an excerpt from Digital River's Definitive Proxy Statement on Schedule 14A, filed on March 23, 1999, incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3. The nominees for election to the Board of Directors of Digital River, Thomas F. Madison and Charles E. Reese, Jr., were both elected. However, Mr. Reese recused himself from Digital River's Board of Director's on June 25, 1999, and formally resigned from the Board on July 9, 1999.

                  MacUSA has the same directors and executive officers as Tech Squared.

                   (e) & (f) During the last five years, none of Tech Squared, Digital River, MacUSA and Mr. Ronning, and, to the best knowledge of Tech Squared, Digital River and MacUSA, none of the officers and directors of Tech Squared, Digital River and MacUSA have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                  (g) Each of the executive officers and directors of Tech Squared, Digital River, and MacUSA, including Mr. Ronning, are United States citizens.

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS

                  (a) (1) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction" and "Intercompany Agreement and Agreements with Affiliates" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (a) (2) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction" and "Intercompany Agreement and Agreements with Affiliates" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  In the normal course of business, Mr. Ronning has had conversations with officers and employees of Digital River and MacUSA regarding the election of Tech Squared directors. However, none of these conversations were pursuant to the transactions contemplated within this Schedule 13e-3.

                  (b) The information set forth in "Intercompany Agreement and Agreements with Affiliates" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - Sale of Operating Assets," "Summary of the Transaction and Special Factors - The Acquisition Agreement," "Summary of the Transaction and Special Factors - The Liquidating Trust Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Liquidating Trust Agreement" of the Preliminary Proxy Statement- Prospectus is incorporated herein by reference.

                  (b) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   (b) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - the Sale of Operating Assets," "Summary of the Transaction and

Special Factors - The Acquisition Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) None

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (e) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - the Sale of Operating Assets," "Summary of the Transaction and Special Factors - The Acquisition Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (f) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (g) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General" and "Expenses" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Expenses" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) Not applicable

                  (d) Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

                   (a) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Reasons for the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution Opinion of Tech Squared's Financial Advisor" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - Certain Material United States Federal Income Tax Consequences of the Transaction," "Summary of the Transaction and Special Factors - Accounting Treatment of the Exchange," "Risk Factors - Risks Relating to the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Certain Material United States Federal Income Tax Consequences of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Accounting Treatment of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" and "Comparison of Rights of Holders of Tech Squared Common Stock and Digital River Common Stock" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Determination that the Transaction is Fair to Tech Squared's Shareholders" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors," "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   (c) The information set forth in "Summary of the Transaction and Special Factors - Shareholder Approval" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (e) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

                  (a) and (b) (1-3). The information set forth in "Summary of the Transaction and Special Factors -Tech Squared's Financial Advisor and its Opinion," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E -"Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  The information set forth in Exhibit C of this Schedule 13e-3, regarding the Fairness Opinion Presentation made by SG Cowen Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  The information set forth in Exhibit D of this Schedule 13e-3, regarding the Presentation made by Broadview International LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  (b)(4) None

                  (b)(5) The information set forth in "Summary of the Transaction and Special Factors - Tech Squared's Financial Advisor and its Opinion," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution
- Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b)(6) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," Annex F "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   The information set forth in Exhibit C of this Schedule 13e-3, regarding the Fairness Opinion Presentation made by SG Cowen Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                   The information set forth in Exhibit D of this Schedule 13e-3, regarding the Presentation made by Broadview International LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  (c) The information set forth in Annex E - "Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

                   (a) The information set forth in "Share Ownership By Principal Shareholders, Management and Directors of Tech Squared" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   (b) The information set forth in "Share Ownership By Principal Shareholders, Management and Directors of Tech Squared" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES.

                   The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Shareholder Approval" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Special Meeting of Tech Squared Shareholders - Purpose of the Special Meeting" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Dissenters' and Appraisal Rights" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Dissenters' and Appraisal Rights" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) None

                  (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

                  (a) Pursuant to General Instruction D to Schedule 13E-3, Tech Squared's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on October [ ], 1999 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 have been delivered with the Preliminary Proxy Statement

Prospectus on Schedule 14A. Tech Squared's audited financial statements for the periods covered therein are incorporated herein by reference.

                  The information set forth in "Summary of the Transaction and Special Factors - Tech Squared Historical Financial Data" and "Summary of the Proxy Statement-Prospectus - Comparative Per Share Data" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

                  (a) Not applicable.

                  (b) The information set forth in "The Special Meeting of Tech Squared Shareholders - Proxies" and "Expenses" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

              The Preliminary Proxy Statement-Prospectus on Schedule 14A and the annexes and exhibits attached thereto are incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Not applicable.

                  (b) Annex E - "Opinion of SG Cowen Securities Corporation," Annex F "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus
(incorporated herein by reference).

                  Exhibit C of this Schedule 13e-3 (to be filed by amendment).

                  Exhibit D of this Schedule 13e-3.

                  (c) Annex D - "Voting Agreements" of the Preliminary Proxy Statement-Prospectus (incorporated herein by reference).

                  (d) Preliminary Proxy Statement-Prospectus, as amended, and the annexes and exhibits attached thereto (incorporated by reference to the Proxy Statement-Prospectus, as amended, filed by Tech Squared Inc. on October 14, 1999).

                  The information set forth in Exhibit A and Exhibit B to this
Schedule 13e-3 (filed herewith).

                  (e) Not applicable.

                  (f) None.

                                   SIGNATURES

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 13, 1999                    TECH SQUARED INC.


                                            /s/ Jeffrey F. Martin
                                            ------------------------------------
                                            Name: Jeffrey F. Martin
                                            Title: Chief Financial Officer

                                            DIGITAL RIVER, INC.


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Chief Executive Officer

                                            MACUSA, INC.


                                            /s/ Charles E. Reese, Jr.
                                            ------------------------------------
                                            Name: Charles E. Reese, Jr.
                                            Title: Chief Executive Officer


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Individually





                       Signature Page to Schedule 13e-3

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION

A . . . . Excerpt from Digital River's Annual Report on Form 10-K filed on
          March 3, 1999, for the fiscal year ended December 31, 1998

B . . . . Excerpt from Digital River's Definitive Proxy Statement on Schedule
          14A, filed on March 23, 1999

C . . . . Materials used in the Fairness Opinion Presentation made by SG Cowen
          Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999 *

D . . . . Materials used in the Presentation made by Broadview International
          LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3

E . . . . Proxy Statement-Prospectus, as amended (incorporated by reference to the Proxy Statement-Prospectus, as amended, filed by Tech Suqared Inc. on October 14, 1999).

*        To be filed by amendment.

                                                                       EXHIBIT A

EXECUTIVE OFFICERS OF THE REGISTRANT.

         The following table sets forth information regarding the Company's executive officers as of December 31, 1998:

     NAME                   AGE                  POSITION
----------------------   ---------      ------------------------------

Joel A. Ronning             42          Chief Executive Officer
Perry W. Steiner            33          President
Robert E. Strawman          39          Chief Financial Officer and Treasurer
Kelly J. Wical              42          Chief Technology Officer
Draper M. Jaffray           36          Vice President of Business Development
Terence M. Strom            54          Vice President of Marketing
Gregory R.L. Smith          32          Secretary and Controller
Randy J. Womack             34          Chief Information Officer



         Mr. Ronning founded the Company in February 1994 and has been President and Chief Executive Officer and a director of the Company since that time. From February 1994 to July 1998, Mr. Ronning was also President of the Company. Since May 1995, Mr. Ronning has served as Chairman of the Board of Directors of Tech Squared Inc., a direct catalog marketer of software and hardware products. From May 1996 to July 1998, Mr. Ronning served as Chief Executive Officer, Chief Financial Officer and Secretary of Tech Squared. From May 1995 to August 1996, Mr. Ronning also served as the President of Tech Squared. Mr. Ronning is the founder of MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, and has served as a director of MacUSA, Inc. since April 1990. From April 1990 to July 1998, Mr. Ronning also served as the Chief Executive Officer of MacUSA, Inc. Mr. Ronning also serves as a director of the Software Publishers Association and JASC, Inc.

         Mr. Steiner joined the Company in July 1998 as President and has served as a director of the Company since April 1998. From January 1997 to July 1998, Mr. Steiner served as Vice President of Wasserstein Perella & Co., Inc., an investment banking firm, and as Vice President of Wasserstein Perella Ventures, Inc., the general partner of Wasserstein Adelson Ventures, L.P., a venture capital fund. From June 1993 to December 1996, Mr. Steiner was a principal of TCW Capital, a group of leveraged buyout funds managed by Trust Company of the West. Mr. Steiner also serves as a director of Tech Squared.

         Mr. Strawman joined the Company in April 1998 as Chief Financial Officer and Treasurer. From September 1995 to April 1998, Mr. Strawman served as Director of Finance and Vice President of Finance for Caribou Coffee Company, Inc., a gourmet coffee retailer. From 1989 to 1995, Mr. Strawman held various financial positions at Software Etc. Stores, Inc., a specialty retailer of software, most recently as Chief Financial Officer.

         Mr. Wical joined the Company in April 1997 as Chief Technology Officer. From 1992 to April 1997, Mr. Wical was Director of Development and Chief Scientist/Architect of the Context Server Division of Oracle Corporation. From 1987 to 1992, Mr. Wical was co-founder and Vice President of Research and Development for Artificial Linguistics, Inc., a developer of text management software.

         Mr. Jaffray joined the Company in December 1996 as Vice President of Business Development. From January 1996 to December 1996, Mr. Jaffray was a partner in The Firm, a computer products manufacturers representative. From 1991 to 1995, Mr. Jaffray served as Director of Sales for Tech Squared.

         Mr. Strom joined the Company as Vice President of Marketing in August 1998. From June 1993 to February 1997, Mr. Strom held various positions at Egghead, Inc., a computer software retailer, most recently as Chief Executive Officer. From January 1990 to June 1993, Mr. Strom held various positions at Best Buy Co., Inc., a consumer electronics retailer, most recently as Senior Vice President of Marketing.

         Mr. Smith joined the Company as Controller in June 1997 and has served as Secretary and Controller since December 1997. From November 1995 to June 1997, Mr. Smith was Manager, External Reporting and Investor Relations at Secure Computing Corporation, a developer of network and Internet security products. From June 1988 to November 1995, Mr. Smith held various positions with Ernst & Young LLP.

         Mr. Womack joined the Company in October 1997 as Chief Information Officer. From May 1997 to September 1997, Mr. Womack was Director of Engineering at Xerox Corporation. From 1992 to 1997, Mr. Womack held various positions, including Development Manager at Oracle Corporation. From 1989 to 1992, Mr. Womack was Director of Technical Services at Artificial Linguistics, Inc.

                                                                      Exhibit B

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2002 ANNUAL
MEETING

THOMAS F. MADISON

     Mr. Madison has served as a director of the Company since August 1996. Since January 1993 he has been the President and Chief Executive Officer of MLM Partners, a consulting and small business investment company. From February 1994 to September 1994, Mr. Madison served as Vice Chairman and Chief Executive Officer at Minnesota Mutual Life Insurance Company. From June 1987 to December 1992, Mr. Madison was President of US WEST Communications Markets, a division of US WEST, Inc. Mr. Madison also serves on the Boards of Directors of Valmont Industries Inc., Eltrax Systems, Inc., Reliant Energy Minnegasco, a division of Reliant Energy, ACI Telecentrics, Span Link Communications and Delaware Group of Funds.

CHARLES E. REESE, JR.

     Mr. Reese has served as a director of the Company since July 1996. In August 1996, Mr. Reese joined Tech Squared, Inc. as President and Chief Operating Officer and has served as a director of Tech Squared since April 1996. In March 1999, Mr. Reese was also named Chief Executive Officer of Tech Squared. From April 1995 to August 1996, Mr. Reese served as Vice President of Sales and Marketing for the Weidt Group, Inc., a privately-held custom software development firm specializing in Internet Web site design and development. From July 1987 to April 1995, Mr. Reese served as Vice President of Sales at Lasermaster Corp., a manufacturer and seller of high-resolution plain paper typesetters, chemical-free image setters and large format color printers.

                                    * * *

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2000 ANNUAL MEETING

TIMOTHY C. CHOATE

         Mr. Choate has served as a director of the Company since May 1998. Mr. Choate has been Chairman of FreeShop International, Inc. since its inception in June 1997 and has been President and Chief Executive Officer since March 1998. Mr. Choate co-founded Online Interactive, Inc., the original parent company of FreeShop International, Inc., in June 1994, and served as President, Chief Executive Officer and Chairman until February, 1997 and Chairman until July 1997. Mr. Choate served as a Vice President of Micro Warehouse, Inc. from July 1997, when it acquired Online Interactive, Inc., until February 1998. From February 1991 to May 1994, Mr. Choate held various positions at Softdisk Publishing, LLC, most recently as President. From February 1989 until February 1991, Mr. Choate was a Senior Marketing Manager at Prodigy Services Company.

WILLIAM LANSING

     Mr. Lansing has served as a director of the Company since November 1998. In May 1998, Mr. Lansing joined Fingerhut Companies, Inc. as President and Chief Operating Officer. From October 1996 to May 1998, Mr. Lansing served as Vice President for Business Development for General Electric Corporation. From January 1996 to October 1996, he was Chief Operating Officer at Prodigy, an online joint venture of IBM Corporation and Sears Roebuck and Co. From September 1986 to December 1995, Mr. Lansing was at McKinsey & Co. where he was a partner leading the consulting firm's Internet practice. Mr. Lansing began his career in 1984 at Davis Polk & Wardwell as a securities lawyer.

CHRISTOPHER J. SHARPLES

     Mr. Sharples has served as a director of the Company and Digital River Ltd., a wholly-owned subsidiary of the Company, since April 1998. Since 1973, Mr. Sharples has served as a director of GNI Ltd., a firm specializing in the derivatives market, which he co-founded in 1972. Since 1995, Mr. Sharples has been Chairman of Lombard Street Research, an economic research firm. From November 1996 to December 1998, Mr. Sharples served as Chairman of Datastream International Ltd., a supplier of on-line historical financial and economic information to investment professionals. From 1981 to December 1998 Mr. Sharples served as Chairman of ICV Ltd., a financial information company. Both Datastream International Ltd. and ICV Ltd. are subsidiaries of Primark Corporation, a information services company. From 1987 to 1995, Mr. Sharples was Chairman of the Association of Futures Brokers & Dealers and the

Securities and Futures Authority, front line regulatory organizations designated under the laws of Great Britain.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2001 ANNUAL MEETING

JOEL A. RONNING

     Mr. Ronning founded the Company in February 1994 and has been Chief Executive Officer and a director of the Company since that time. From February 1994 to July 1998, Mr. Ronning was also President of the Company. Since May 1995, Mr. Ronning has served as Chairman of the Board of Directors of Tech Squared, Inc., a direct catalog marketer of software and hardware products. From May 1995 to July 1998, Mr. Ronning served as Chief Executive Officer, Chief Financial Officer and Secretary of Tech Squared. From May 1995 to August 1996, Mr. Ronning also served as the President of Tech Squared. Mr. Ronning is the founder of MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, and has served as a director of MacUSA, Inc. since April 1990. From April 1990 to July 1998, Mr. Ronning also served as the Chief Executive Officer of MacUSA, Inc. Mr. Ronning also serves as a director of the Software Publishers Association and JASC, Inc.

PERRY W. STEINER

     Mr. Steiner joined the Company in July 1998 as President and has served as a director of the Company since April 1998. From January 1997 to July 1998, Mr. Steiner served as Vice President of Wasserstein Perella & Co., Inc., an investment banking firm, and as Vice President of Wasserstein Perella Ventures, Inc., the general partner of Wasserstein Adelson Ventures, L.P., a venture capital fund. From June 1993 to December 1996, Mr. Steiner was a principal of TCW Capital, a group of leveraged buyout funds managed by Trust Company of the West. Mr. Steiner serves as a director of Tech Squared, Inc.

J. PAUL THORIN

     Mr. Thorin has served as a director of the Company since June 1996. Since April 1996, Mr. Thorin has served as General Counsel of Fujitsu America Inc., a subsidiary of Fujitsu Limited and since June 1997 as its Vice President and General Counsel. From April 1990 to March 1996, Mr. Thorin held the position of Associate Corporate Counsel of Fujitsu America Inc.

                                                                       Exhibit D

                                                                    CONFIDENTIAL

--------------------------------------------------------------------------------

NEW YORK

SILICON VALLEY

BOSTON

LONDON

TOKYO


DEFENDER / TEMPEST

Transaction Analysis


Prepared For


Defender Board Of Directors

October 13, 1999

BROADVIEW INT'L LLC
MEMBER NASD
MEMBER SIPC

                                   DEAL TERMS
-------------------------------------------------------------------------------

STRUCTURE                   -      Both parties agree to effect a Type C
                                   Reorganization: DR will issues shares in exchange for all of the assets of TS. These assets consist primarily of an option for 3,000,000 shares of DR stock and net cash following the sale of its existing businesses. All liabilities, known and unknown, will remain the responsibility of the TS shareholders and will be assigned to a liquidating trust to be administered by TS.
                                   Currently, it is estimated that approximately
                                   8% of the gross shares received by TS
                                   shareholders in the transaction will be put into this trust to cover outstanding liabilities of TS estimated at $7.2 million.

CONSIDERATION               -      Both parties agree that DR will issue
                                   2,650,000 shares in exchange for TS assets equating to an 11.7% discount to the number of shares issuable upon exercise of the option. An additional downward adjustment will be made for any additional net cash balance.

CONTINGENCIES               -      Both parties would propose that the closing
                                   of the transaction be contingent upon a
                                   definitive resolution that pending tax
                                   legislation will not adversely affect the tax-free status of the Transaction.

LOCK-UP                     -      In order to facilitate efficient trading of
                                   DR, TS senior management agrees to lock-up one-third of their stock for 90 days, one-third for 180 days and one third for 270 days. TS senior management claims to control approximately 60% of the fully-diluted shares of TS.

REGULATORY ISSUES           -      Arthur Andersen recommends that both parties
                                   announce on Sunday, July 11, or earlier, to maximize the potential for the Transaction to be included under the current downstream merger legislation.

POOLING ISSUE               -      Both Parties agree to provide a fiduciary out
                                   for DR if an unsolicited transaction arises where pooling accounting treatment is deemed necessary.

                              TRANSACTION BENEFITS
-------------------------------------------------------------------------------

TAX-FREE                    -      Effects tax free repurchase of the option to
REPURCHASE                         buy 3.0 MM shares of DR at a discount of
OF SHARES AT                       11.7%. Based on DR's closing price as of
A DISCOUNT                         7/7/99 ($33.25), the transaction represents a
                                   savings of $11.6 MM less expenses and fees of $1.5MM, netting a total savings of $10.1 MM.

CLEARS UP                   -      Alleviates any confusion amongst industry
WALL STREET                        analysts in reference to ownership between DR
CONFUSION                          and TS.

REFOCUSES                   -      Eliminates unnecessary distractions for
MANAGEMENT                         management and continues good faith between
                                   the Board of Directors and the founder.

ENSURES                     -      Assures that approximately 50% of the shares
ORDERLY                            issued will not be sold for an average of six
TRADING                            months.

                               TRANSACTION RISKS
-------------------------------------------------------------------------------

POOLABILITY                 -      Transaction hinders Defender poolability for
                                   up to two years after the close of the
                                   transaction. However, Arthur Anderson
                                   believes that DR could regain poolability as early as six to nine months from the closing of the transaction.


REGULATORY                  -      Transaction faces proposed adverse tax
CONCERN                            legislation against Type C Reorganizations.
                                   It must be grandfathered under the current law to close.

LIABILITY RISK              -      In the event that the liquidating trust does
                                   not sufficiently cover TS liabilities, DR runs the slight risk of inheriting those liabilities as well as potential associated lawsuits.

                           BOARD OF DIRECTOR CONCERNS
------------------------------------------------------------------------------

CLOSING ASSETS         -      HOW MUCH CASH WILL TS HAVE AT CLOSING?

                              - TS advisors indicate that current liabilities will result in limited cash at the close of the transaction. Current estimates indicate approximately $800K in net cash will be available to DR at closing.

OPTION LANGUAGE        -      DOES TS HAVE TO EXERCISE THE OPTION BEFORE
                              CLOSE?

                              - MacUSA must exercise its "option" to acquire the shares from Joel Ronning.

MECHANICS OF           -      WHAT ARE THE MECHANICS OF LIQUIDATING TRUSTS?
LIQUIDATING
TRUST                         -   Similar to an escrow account. DR has no role
                                  in setting up, managing or liquidating the trust.

                              - Shares will be deposited and a trustee shall be appointed by TS shareholders to manage and administer the trust. This may involve selling the shares.

LOCK-UP OF >5%         -      THE LOCK-UP OF SHAREHOLDERS SHOULD INCLUDE
SHAREHOLDERS                  ALL SHAREHOLDERS HOLDING GREATER THAN 5% OF
                              TS SHARES.

                              - Only two current shareholders own more than 5%, Joel Ronning and Charles Reese. Both shareholders have agreed to the lock-up.

                       TEMPEST BALANCE SHEET(1) (MAY 1999)
-------------------------------------------------------------------------------
                       ($ in thousands)

ASSETS

     CURRENT ASSETS

          Cash and cash equivalent                      $1,919

          Restricted cash                                  274

          Accounts receivable, net of allowance
          for doubtful receivables of $382,000 and
          $365,000 respectively                          2,300

     Inventories, net of reserve for obsolescence        1,558

     Available for sale securities                          40

     Prepaids and other current assets                     558
                                                      --------
                  TOTAL CURRENT ASSETS                   6,648

     Property and equipment, net                           488

     Mining Assets                                           0

     Investment in Digital River                       120,000
                                                      --------
                                                      $127,136

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES

         Revolving line of credit                           $1
         Current maturities of long-term debt                0
         Accounts payable                                2,225
         Accrued compensation and benefits                 183
         Accrued expenses                                  791
         Dividend payable                                   --
                                                       -------
                  TOTAL CURRENT LIABILITIES              3,200

         Dividends payable

     Deferred income tax                                44,837

         Redeemable pref. Stock, 12% cumulative
         convertible, $1 par value; 1,000,000 shares
         authorized; 160,000 shares issued and
         outstanding                                       248

     Commitments and contingencies

     STOCKHOLDERS' EQUITY:

         Common stock; no par value; 25,000,000
         shares authorized. 12,102,950 and 11,603,075
         issues and outstanding                             --

     Stock subscription receivable                        (134)

         Additional paid-in capital                      4,301
         Retained earnings (deficit)                     2,350
         Unrealized gain on available-for-sale
         securities                                     72,337
                                                      --------
                  TOTAL STOCKHOLDERS' EQUITY            78,854
                                                      --------
                                                      $127,139
                                                      --------
                                                      --------

(1) Numbers provided by Tempest advisors and may not balance due to rounding.

                           ANTICIPATED TS LIABILITIES
------------------------------------------------------------------------------
                           ($ in thousands)

                           LIABILITY RESERVE ANALYSIS


Cash on hand                                                  $2,187

Disposition of other assets                                   $2,200
                                                              ------
Total Cash Available to settle liabilities                    $4,387

Current Liabilities

                  Tax on Dissenter Shares       (1,000)
                  Retention Plan                  (925)
                  SG Cowen                        (550)
                  Arthur Anderson                 (300)
                  Legal Fees(2)                   (250)
                  Preferred Stock Redemption      (165)
                  Bayview Capital                 (161)
                  Post Operations Sale            (125)
                  Line of Credit Payback          (100)
                  Liquidation Costs                (25)

                           Total Liabilities                  (3,601)
                                                              ------
                  Net Cash Available to DR                      $786


Other Liabilities to be reserved for in Liquidating Trust:

Apple Lawsuit(1)                                (5,793)
                  Apple Legal Defense             (100)
Other                                           (1,300)
                                                ------
Total                                           (7,193)

(1) Calculated using 775,000 shares at $5.75 per share including a 30% tax.
(2) Includes Advisor Legal Fees.

                      CURRENT TEMPEST CAPITALIZATION TABLE
------------------------------------------------------------------------------
                      ($ in thousands)


INSIDER                                  # OF SHARES             %
                                         -----------            --
         Joel Ronning(1)                       6,574            44%
         Charles Reese(1)                        963             6%
                                          ----------        -------
                  All Insiders                 7,537            50%

OTHER SHAREHOLDERS

         Matador Cptl Mgmt                       510             3%
         Nicholas-Applegate                      282             2%
         Stanley Tenenbaum                       142             1%
         Public Float                          6,072            40%
                                          ----------        -------
                  All Other Shareholders       7,006            47%

Preferred Shares(2)                              128             1%
Total Outstanding Options                        427             3%
Treasury Stock(3)                                (70)           (0%)

FULLY DIL. SHARES OUTSTANDING                 15,028           100%

(1) Includes options.
(2) Assumes .8 conversion rate on 160,000 shares.
(3) Assumes exercise proceeds of $5.90 per option which generates $.4MM, assumes shares are brought back at $5.50 per share.

                POTENTIAL STOCK-FOR-STOCK TRANSACTION TIMETABLE
-----------------------------------------------------------------------------


                                 [Calendar]     [Calendar]    [Calendar]    [Calendar]


                                    JULY          AUGUST       SEPTEMBER      OCTOBER
Week of:                         5 12 19 26    2 9 16 23 30    6 13 20 27    4 11 18 25
----------------------------------------------------------------------------------------

TRANSACTION EVALUATION
                                 (6/30-7/9)
 Discussion of Price and Terms

 Due Diligence                   (6/30-7/9)

DEFINITIVE AGREEMENT

 Negotiate Agreement             (6/30-7/9)

 Execute Agreement               (7/9)

HART SCOTT RODINO

 File HSR                             (7/19)

 Termination of Waiting Period                 (8/9)

REGISTRATION STATEMENT (S-4)

 Prepare Filing                               (7/30-8/6)

 SEC Review and Clearance                                                  (8/6-9/20)

BOARD/SHAREHOLDER VOTE

 Review Fairness Opinion         (7/9)
 and Approve Transaction

 Prepare Mailing                                                               (9/20-9/24)

 Shareholder Review and Vote                                               (9/27-10/29)

 Closing                                                                                    (10/29)